545 E. JOHN CARPENTER FREEWAY, SUITE 1300 IRVING, TX 75062 PH: 972-444-4900 F: 972-444-4949 WWW.FELCOR.COM NYSE: FCH

September 20, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attn: Mr. Tom Kluck

Re:	FelCor Lodging Limited Partnership
Registration Statement on Form S-4
Filed August 29, 2011
File No. 333-176527-11
Dear Mr. Kluck:
On behalf of FelCor Limited Lodging Partnership, a Delaware limited partnership (the “Company”), and the Guarantors (together with the Partnership, the “Registrants”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4, File No. 333-176527-11, filed on August 29, 2011 (the “Registration Statement”).
The Registration Statement has been amended to reflect the response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff's comment letter dated September 15, 2011 relating to the Registration Statement. For your convenience, the Company's response is preceded by the Staff's comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement.
Background of the Exchange Offer, page 31
Comment:    Please revise to state that any party acquiring securities in the exchange offer will acknowledge that the party is not engaged in and does not intend to engage in a distribution of the Exchange Notes.

September 20, 2011
Securities and Exchange Commission

Response:    In response to the Staff's comment, the Company has revised the disclosure on page 31 of the Registration Statement to provide that any party acquiring securities in the exchange offer will acknowledge that the party is not engaged in and does not intend to engage in a distribution of the Exchange Notes.
The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (972) 444-4900 or Robert W. Dockery at Akin Gump Strauss Hauer & Feld LLP at (214) 969-4316.

Very truly yours,

/s/Jonathan H. Yellen
Jonathan H. Yellen
Executive Vice President and General Counsel